# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fervo Energy Company, CIK 0001853868
CUSIP: 31556C106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001917573

## Reporting persons
- DCVC VI, L.P. ("DCVC VI"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,307,915; shared voting power 9,307,915; sole dispositive power 9,307,915; shared dispositive power 9,307,915; aggregate amount beneficially owned 9,307,915 (3.2% of the class)
  Comment: Note to Row 5: 9,307,915 shares, except that DCVC VI GP, LLC ("DCVC VI GP"), the general partner of DCVC VI, may be deemed to have sole voting power with respect to such shares, and Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC VI GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 9,307,915 shares, except that DCVC VI GP, the general partner of DCVC VI, may be deemed to have sole dispositive power with respect to such shares, and Ocko and Bogue, the managing members of DCVC VI GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- DCVC VI GP, LLC ("DCVC VI GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,307,915; shared voting power 9,307,915; sole dispositive power 9,307,915; shared dispositive power 9,307,915; aggregate amount beneficially owned 9,307,915 (3.2% of the class)
  Comment: Note to Row 5: 9,307,915 shares, all of which are held by DCVC VI, L.P. ("DCVC VI"), for whom DCVC VI GP serves as general partner, except that Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC VI GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 9,307,915 shares, all of which are held by DCVC VI, for whom DCVC VI GP serves as general partner, except that Ocko and Bogue, the managing members of DCVC VI GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- DCVC Climate Select, L.P. ("DCVC CS"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,806,107; shared voting power 8,806,107; sole dispositive power 8,806,107; shared dispositive power 8,806,107; aggregate amount beneficially owned 8,806,107 (3.1% of the class)
  Comment: Note to Row 5: 8,806,107 shares, except that DCVC Climate Select GP, LLC ("DCVC CS GP"), the general partner of DCVC CS, may be deemed to have sole voting power with respect to such shares, and Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC CS GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 8,806,107 shares, except that DCVC CS GP, the general partner of DCVC CS, may be deemed to have sole dispositive power with respect to such shares, and Ocko and Bogue, the managing members of DCVC CS GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- DCVC Climate Select GP, LLC ("DCVC CS GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,806,107; shared voting power 8,806,107; sole dispositive power 8,806,107; shared dispositive power 8,806,107; aggregate amount beneficially owned 8,806,107 (3.1% of the class)
  Comment: Note to Row 5: 8,806,107 shares, all of which are held by DCVC Climate Select, L.P. ("DCVC CS"), for whom DCVC CS GP serves as general partner, except that Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC CS GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 8,806,107 shares, all of which are held by DCVC CS, for whom DCVC CS GP serves as general partner, except that Ocko and Bogue, the managing members of DCVC CS GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- Zachary Bogue ("Bogue"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,114,022; sole dispositive power 0; shared dispositive power 18,114,022; aggregate amount beneficially owned 18,114,022 (6.3% of the class)
  Comment: Note to Row 6: 18,114,022 shares, consisting of (i) 9,307,915 shares held by DCVC VI, L.P. ("DCVC VI"), for which DCVC VI GP, LLC ("DCVC VI GP") serves as general partner, and (ii) 8,806,107 shares held by DCVC Climate Select, L.P. ("DCVC CS"), for which DCVC Climate Select GP, LLC ("DCVC CS GP") serves as general partner. Bogue, as a managing member of each of DCVC VI GP and DCVC CS GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 8: 18,114,022 shares, consisting of (i) 9,307,915 shares held by DCVC VI, for which DCVC VI GP serves as general partner, and (ii) 8,806,107 shares held by DCVC CS, for which DCVC CS GP serves as general partner. Bogue, as a managing member of each of DCVC VI GP and DCVC CS GP, may be deemed to have shared dispositive power with respect to such shares.
- Matthew Ocko ("Ocko"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,114,022; sole dispositive power 0; shared dispositive power 18,114,022; aggregate amount beneficially owned 18,114,022 (6.3% of the class)
  Comment: Note to Row 6: 18,114,022 shares, consisting of (i) 9,307,915 shares held by DCVC VI, L.P. ("DCVC VI"), for which DCVC VI GP, LLC ("DCVC VI GP") serves as general partner, and (ii) 8,806,107 shares held by DCVC Climate Select, L.P. ("DCVC CS"), for which DCVC Climate Select GP, LLC ("DCVC CS GP") serves as general partner. Ocko, as a managing member of each of DCVC VI GP and DCVC CS GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 8: 18,114,022 shares, consisting of (i) 9,307,915 shares held by DCVC VI, for which DCVC VI GP serves as general partner, and (ii) 8,806,107 shares held by DCVC CS, for which DCVC CS GP serves as general partner. Ocko, as a managing member of each of DCVC VI GP and DCVC CS GP, may be deemed to have shared dispositive power with respect to such shares.

## Item 1. Issuer
Name of issuer: Fervo Energy Company
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, TX 77002

## Item 2. Person Filing
Name of person filing:
DCVC VI, L.P., a Delaware limited partnership ("DCVC VI"), DCVC VI GP, LLC, a Delaware limited liability company ("DCVC VI GP"), DCVC Climate Select, L.P., a Delaware limited partnership ("DCVC CS"), DCVC Climate Select GP, LLC, a Delaware limited liability company ("DCVC CS GP"), Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

DCVC VI GP is the general partner of DCVC VI, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC VI. DCVC CS GP is the general partner of DCVC CS, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC CS. Ocko and Bogue are the managing members of each of DCVC VI GP and DCVC CS GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC VI and DCVC CS.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is: 270 University Avenue, Palo Alto, CA 94301
Citizenship: DCVC VI and DCVC CS are Delaware limited partnerships. DCVC VI GP and DCVC CS GP are Delaware limited liability companies. Ocko and Bogue are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of DCVC VI and DCVC CS, and the limited liability company agreements of DCVC VI GP and DCVC CS GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Fervo Energy Company shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: August 14, 2026

DCVC VI, L.P.

By: DCVC VI GP, LLC
Its: General Partner

By: /s/ Matthew Ocko
Name: Matthew Ocko
Title: Managing Member

By: /s/ Zachary Bogue
Name: Zachary Bogue
Title: Managing Member

DCVC VI GP, LLC

By: /s/ Matthew Ocko
Name: Matthew Ocko
Title: Managing Member

By: /s/ Zachary Bogue
Name: Zachary Bogue
Title: Managing Member

DCVC Climate Select, L.P.

By: DCVC Climate Select GP, LLC
Its: General Partner

By: /s/ Matthew Ocko
Name: Matthew Ocko
Title: Managing Member

By: /s/ Zachary Bogue
Name: Zachary Bogue
Title: Managing Member

DCVC Climate Select GP, LLC

By: /s/ Matthew Ocko
Name: Matthew Ocko
Title: Managing Member

By: /s/ Zachary Bogue
Name: Zachary Bogue
Title: Managing Member

MATTHEW OCKO

By: /s/ Matthew Ocko
Name: Matthew Ocko

ZACHARY BOGUE

By: /s/ Zachary Bogue
Name: Zachary Bogue

## Signatures
- DCVC VI, L.P. ("DCVC VI"): /s/ Matthew Ocko, Matthew Ocko, Managing Member of the General Partner (08/14/2026)
- DCVC VI, L.P. ("DCVC VI"): /s/ Zachary Bogue, Zachary Bogue, Managing Member of the General Partner (08/14/2026)
- DCVC VI GP, LLC ("DCVC VI GP"): /s/ Matthew Ocko, Matthew Ocko, Managing Member (08/14/2026)
- DCVC VI GP, LLC ("DCVC VI GP"): /s/ Zachary Bogue, Zachary Bogue, Managing Member (08/14/2026)
- DCVC Climate Select, L.P. ("DCVC CS"): /s/ Matthew Ocko, Matthew Ocko, Managing Member of the General Partner (08/14/2026)
- DCVC Climate Select, L.P. ("DCVC CS"): /s/ Zachary Bogue, Zachary Bogue, Managing Member of the General Partner (08/14/2026)
- DCVC Climate Select GP, LLC ("DCVC CS GP"): /s/ Matthew Ocko, Matthew Ocko, Managing Member (08/14/2026)
- DCVC Climate Select GP, LLC ("DCVC CS GP"): /s/ Zachary Bogue, Zachary Bogue, Managing Member (08/14/2026)
- Zachary Bogue ("Bogue"): /s/ Zachary Bogue, Zachary Bogue (08/14/2026)
- Matthew Ocko ("Ocko"): /s/ Matthew Ocko, Matthew Ocko (08/14/2026)